

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Via E-Mail
Andrew M. Freedman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:    CSP Inc.**
> **Definitive Additional Materials**
> **Filed on February 5, 2013 by North & Webster LLC et al.**
> **File No. 000-10843**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.      It appears that the support you have provided for your statement that $1.34 million of the fourth quarter net income came from "stuffing the channel" only indicates that the company recorded royalties for more planes in 2012 than had been expected.  Support for opinions or beliefs should be self-evident and disclosed in the materials or provided to the staff on a supplemental basis, with a view toward disclosure. Please advise us as to the supporting information for your statement that the income came from "stuffing the channel," and in future filings, please revise to describe what you mean by "stuffing the channel."

2.      Please advise us as to the supporting information for your belief that real income for the 4th quarter was "more like a loss of $140,000" and earnings for the full Fiscal 2012 were "more like $1.1 million."

3.      We note your statement that you have run three proxy contests and successfully achieved board representation and pro-shareholder change in all three situations.  In future filings,

please revise to discuss briefly the three proxy contests and the board representation and pro-shareholder changes that occurred.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions